Exhibit 14.1

LIVE VENTURES INCORPORATED

Code of Ethics and Business Conduct

1.Introduction.

1.1 The Board of Directors (the “Board”) of Live Ventures Incorporated, a Nevada corporation (together with its subsidiaries, the “Company”) has adopted this Code of Ethics and Business Conduct (this “Code”) in order to:

(a)promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

(b)encourage the Company’s employees to act with integrity and do what is right;

(c)promote full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files or furnishes with, or submits to, the U.S. Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;

(d)promote compliance with applicable governmental laws, rules, and regulations;

(e)promote the protection of Company assets, including corporate opportunities and confidential information;

(f)promote fair dealing practices;

(g)deter wrongdoing; and

(h)ensure accountability for adherence to the Code.

1.2All directors, officers, and employees are required to be familiar with the Code, comply with its provisions (both in spirit and in letter), and report any suspected violations as described below in Section 10, Reporting and Enforcement.  In addition, all of the Company’s contractors, consultants, and others who may be temporarily assigned to perform work or services for the Company to follow the Code in connection with their work for the Company.

1.3This Code is in addition to, and not in lieu of, any employee handbook, compliance manual, and other policies and procedures that Live Ventures Incorporated or any of its subsidiaries shall establish.

2.Honest and Ethical Conduct.

2.1The Company’s policy is to promote high standards of integrity by conducting its affairs honestly and ethically.

2.2Each director, officer, and employee must act with integrity and observe the highest ethical standards of business conduct in his or her dealings with the Company’s customers, suppliers, partners, service providers, competitors, employees, and anyone else with whom he or she has contact in the course of performing his or her job.

3.Conflicts of Interest.

3.1A conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family) interferes, or appears to interfere, with the interests of the Company as a whole. A conflict of interest can arise when an employee, officer, or director (or a member of his or her family) takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when an employee, officer, or director (or a member of his or her family) receives improper personal benefits as a result of his or her position in the Company.

3.2Loans by the Company to, or guarantees by the Company of obligations of, employees or their family members are of special concern and could constitute improper personal benefits to the recipients of such loans or guarantees, depending on the facts and circumstances. Loans by the Company to, or guarantees by the Company of obligations of, any director, or executive officer, or their family members, are expressly prohibited.  Loans by the Company to, or guarantees by the Company of obligations of, any other employee must be approved in advance by the Board of Directors or its designated committee.

3.3Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest should be avoided unless specifically authorized as described in Section 3.4 of this Code.

3.4Persons other than directors and executive officers who have questions about a potential conflict of interest or who become aware of an actual or potential conflict should discuss the matter with, and seek a determination and prior authorization or approval from the Company’s Senior Vice President and General Counsel. A supervisor may not authorize or approve conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first providing the Company’s Senior Vice President and General Counsel with a written description of the activity and seeking the prior written approval from the Company’s Senior Vice President and General Counsel.

3.5Concerns may also be reported (anonymously, if desired) via a third party organization called Lighthouse by calling toll-free 833-770-0040, or using their website: www.lighthouse-services.com/liveventures.

Subject to the charter of the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) or other policy governing related party transactions, directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from the Audit Committee.

4.Compliance; Insider Trading.

4.1Employees, officers and directors should comply, both in letter and spirit, with all applicable laws, rules and regulations in the cities, states, and countries in which the Company operates.

4.2Although not all employees, officers, and directors are expected to know the details of all applicable laws, rules and regulations, it is important to know enough to determine when to seek advice from appropriate personnel. Questions about compliance should be addressed to the Legal Department.

4.3Trading in stocks or securities based on material non-public information, or providing material non-public information to others so that they may trade, is illegal and may result in criminal prosecution.  “Material nonpublic information” is nonpublic information that would be reasonably likely to affect an investor’s decision to buy, sell or hold the securities of a company. Examples include a significant merger or acquisition involving the Company, the Company’s earnings or other financial results before they are announced, and a change in control of senior management of the Company. Many other matters may be material. If you are uncertain whether nonpublic information of which you are aware is material, consult Company legal counsel.  Nonpublic information is any information that the Company has not disclosed or made generally available to the public, which may include information related to employees, inventions, contracts, strategic and business plans, major management changes, new product launches, mergers and acquisitions, technical specifications, pricing, proposals, financial data and product costs.

4.4Refer to the Company’s Statement of Company Policy Regarding Confidentiality and Insider Trading of Company Securities.

5.Disclosure.

5.1The Company’s periodic reports and other documents filed with the SEC, including all financial statements and other financial information, must comply with applicable federal securities laws and SEC rules.

5.2Each director, officer, and employee who contributes in any way to the preparation or verification of the Company’s financial statements and other financial information must ensure that the Company’s books, records and accounts are accurately maintained. Each director, officer and employee must cooperate fully with the

Company’s accounting and internal audit departments, as well as the Company’s independent public accountants and counsel.

5.3Each director, officer, and employee who is involved in the Company’s disclosure process must:

(a)be familiar with and comply with the Company’s disclosure controls and procedures and its internal control over financial reporting; and

(b)take all necessary steps to ensure that all filings with the SEC and all other public communications about the financial and business condition of the Company provide full, fair, accurate, timely, and understandable disclosure.

6.Protection and Proper Use of Company Assets.

6.1All directors, officers, and employees should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability and are prohibited.

6.2All Company assets should be used only for legitimate business purposes, though incidental personal use is permitted.  Use common sense.  For example, the occasional personal call or e-mail from your workplace is acceptable.  Excessive personal phone calls or e-mails is a misuse of assets.

6.3Any suspected incident of fraud or theft should be reported for investigation immediately.

6.4The obligation to protect Company assets includes the Company’s proprietary information. Proprietary information includes, but is not limited to, intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business and marketing plans, engineering and manufacturing ideas, designs, databases, records and any non-public financial data or reports. Unauthorized use or distribution of this information is prohibited and could also be illegal and result in civil or criminal penalties.

7.Corporate Opportunities. All directors, officers, and employees owe a duty to the Company to advance its interests when the opportunity arises. Directors, officers, and employees are prohibited from taking for themselves personally (or for the benefit of friends or family members) opportunities that are discovered through the use of Company assets, property, information or position.  Directors, officers, and employees may not use Company assets, property, information or position for personal gain (including gain of friends or family members). In addition, no director, officer or employee may compete with the Company.

8.Confidentiality. Directors, officers, and employees must maintain the confidentiality of information entrusted to them by the Company or by its customers, suppliers, partners, and other third parties, except when disclosure is expressly authorized or, after seeking a determination from the Company’s Senior Vice President and General Counsel, is required or permitted by law. Confidential information includes all non-public information (regardless of its source) that might be of use to the Company’s competitors or harmful to the Company or its customers, suppliers or partners if disclosed.

9.Fair Dealing. Each director, officer, and employee must deal fairly with the Company’s customers, suppliers, partners, service providers, competitors, employees, and anyone else with whom he or she has contact in the course of performing his or her job. No director, officer, or employee may take unfair advantage of anyone through manipulation, concealment, abuse or privileged information, misrepresentation of facts or any other unfair dealing practice.

10.Reporting and Enforcement.

10.1Reporting and Investigation of Violations.

(a)Actions prohibited by this Code involving directors or executive officers must be reported to the Audit Committee.

(b)Actions prohibited by this Code involving anyone other than a director or executive officer must be reported to the Company’s Senior Vice President and General Counsel.

(c)After receiving a report of an alleged prohibited action, the Audit Committee or Senior Vice President and General Counsel, as the case may be, must promptly take all appropriate actions necessary to investigate.

(d)All directors, officers and employees are expected to cooperate in any internal investigation of misconduct.

10.2Enforcement.

(a)The Company must ensure prompt and consistent action against violations of this Code.

(b)If, after investigating a report of an alleged prohibited action by a director or executive officer, the Audit Committee determines that a violation of this Code has occurred, the Audit Committee will report such determination to the Board of Directors.

(c)If, after investigating a report of an alleged prohibited action by any other person, the Senior Vice President, General Counsel determines that a violation of this Code has occurred, the Senior Vice President and General Counsel will report such determination to the President and Chief Executive Officer.

(d)Upon receipt of a determination that there has been a violation of this Code, the Board of Directors or the Senior Vice President and General Counsel will take such preventative or disciplinary action as it deems appropriate, including, but not limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities.

10.3Waivers.

(a)Each of the Board of Directors (in the case of a violation by a director or executive officer) and the General Counsel (in the case of a violation by any other person) may, in its discretion, waive any violation of this Code.

(b)Any waiver for a director or an executive officer shall be disclosed as required by SEC and NASDAQ rules.

10.4Prohibition on Retaliation.

The Company does not tolerate acts of retaliation against any director, officer, or employee who makes a good faith report of known or suspected acts of misconduct or other violations of this Code.  If a director, officer, or employee believes he or she is being retaliated against, please contact the Company’s Senior Vice President & General Counsel.

11.Core Values.  Our core values help us to make the right ethical decisions, often in the heat of a moment, when confronted with difficult decisions.  In order our for our directors, officers and employees to implement our ethics daily, we will live by the following core values:

•	Integrity
•	Leadership
•	Respect
•	Accountability
•	Communication
•	Customer Service
•	Teamwork
•	Flexibility
•	Diversity
•	Quality

12.Signature and Acknowledgement.  All new employees must sign an acknowledgment form confirming that they have read the Code and agree to abide by its provisions.  All employees will be required to make similar acknowledgements on a periodic basis.  Failure to read the Code or sign the acknowledgement form does not excuse an employee from compliance with the Code.